FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 20, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the Market

BRF S.A. (“BRF”) announced the commencement of an offer by its subsidiary Sadia Overseas Ltd. (“Sadia Overseas”) to eligible holders (the “Exchange Offers”) to exchange outstanding 6.875% Notes due 2017 issued by Sadia Overseas and guaranteed by BRF (the “2017 Notes”) and outstanding 7.250% Senior Notes due 2020 issued by BRF’s subsidiary BFF International Limited and guaranteed by BRF (the “2020 Notes” and, together with the 2017 Notes, the “Existing Notes”) for up to U.S.$150.0 million aggregate principal amount (the “Maximum Tender Amount”) of BRF’s 3.95% Senior Notes due 2023 (the “New Notes”), with the Existing Notes to be accepted in the following order of priority: first, the 2017 Notes and, second, the 2020 Notes, subject to proration. The acceptance of any 2020 Notes for exchange in the Exchange Offers is subject to the condition that at least U.S.$20.0 million in aggregate principal amount of outstanding 2020 Notes are validly tendered and not validly withdrawn (subject to the terms and conditions of the Exchange Offers) (the “2020 Notes Minimum Amount Condition”).

Concurrently with the Exchange Offers, Sadia Overseas and BRF are soliciting (the “Consent Solicitation”) the consents of the holders of the 2017 Notes to the adoption of certain amendments (the “Proposed Amendments”) to the indenture governing the 2017 Notes to amend certain of the terms of the covenants and related definitions and events of default for the 2017 Notes that remain outstanding after the Exchange Offers so that such terms are substantially identical to the covenants and events of default in the New Notes. The Proposed Amendments require the consents of holders of a majority in aggregate principal amount of the outstanding 2017 Notes, excluding any 2017 Notes held by BRF or its affiliates. Holders who tender 2017 Notes pursuant to the Exchange Offers will be deemed to have consented to the Proposed Amendments. Any holder that does not wish to tender its 2017 Notes may still deliver the consents by following the procedures outlined in the consent solicitation statement, dated May 20, 2013 (the “Consent Solicitation Statement”).

The Exchange Offers are being made upon the terms and subject to the conditions set forth in the confidential offering memorandum, dated May 20, 2013 (the “Exchange Offering Memorandum”), and the related letter of transmittal and consent, which are available exclusively to Eligible Holders (as defined below).

The following is a brief summary of certain terms of the Exchange Offers and the Consent Solicitation:

  Expiration Date: Midnight, New York City time, on June 18, 2013.
  Early Participation Date: 5:00 p.m., New York City time, on June 4, 2013.
  Withdrawal and Revocation Deadline: 5:00 p.m., New York City time, on June 4, 2013.
  Settlement Date: As soon as practicable following the Expiration Date and expected to be the third business day immediately following the Expiration Date.
  2017 Notes Price: Eligible Holders who tender their 2017 Notes at or prior to the Early Participation Date, and whose 2017 Notes are accepted for exchange, will receive, for each U.S.$1,000 of principal amount of 2017 Notes: (1) U.S.$1,000 in aggregate principal amount of New Notes plus  U.S.$140.25 in cash (the “2017 Notes Exchange Price”) and (2) an early participation payment of U.S.$30.00 in cash (the “Early Participation Payment”). Eligible Holders who validly tender their 2017 Notes and do not validly withdraw, and whose tenders are accepted for exchange, after the Early Participation Date but at or prior to the Expiration Date will receive only the 2017 Notes Exchange Price.
  2020 Notes Price: Eligible Holders who tender their 2020 Notes at or prior to the Early Participation Date, and whose 2020 Notes are accepted for exchange, will receive, for each U.S.$1,000 of principal amount of 2020 Notes: (1) U.S.$1,000 in aggregate principal amount of New Notes plus U.S.$201.25 in cash (the “2020 Notes Exchange Price”) and (2) the Early Participation Payment in cash. Eligible Holders who validly tender their 2020 Notes and do not validly withdraw, and whose tenders are accepted for exchange, after the Early Participation Date but at or prior to the Expiration Date will receive only the 2020 Notes Exchange Price.

  Priority and Proration: The Existing Notes validly tendered pursuant to the Exchange Offers will be accepted in the following order of priority: first, the 2017 Notes and, second, the 2020 Notes up to the Maximum Tender Amount and subject to the 2020 Notes Minimum Amount Condition, and may be subject to proration in the manner described in the Exchange Offer Memorandum.
  Minimum Tender Denominations: The New Notes will be delivered in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof. Any holder that tenders less than U.S.$200,000 in principal amount of Existing Notes will not be able to participate in the Exchange Offers.
  Conditions to the Exchange Offers: Sadia Overseas may terminate the Exchange Offers or, at its option, modify, extend or amend the Exchange Offers if certain conditions described in the Exchange Offer Memorandum are not satisfied or, where permitted, waived on or prior to the Settlement Date, including, but not limited to, with respect to the 2020 Notes, the 2020 Notes Minimum Amount Condition..
  Consent Payment: Each holder of 2017 Notes who has validly delivered (and has not validly revoked by the Withdrawal and Revocation Date) a consent on or prior to the Expiration Date will receive U.S.$1.00 in cash for each U.S.$1,000 in aggregate principal amount of 2017 Notes held by such holder.
  Conditions to the Consent Payment: The payment of the Consent Payment is subject to certain conditions, including that Sadia Overseas shall have received, on or prior to the Expiration Date, the consent of holders of a majority in aggregate principal amount of the outstanding 2017 Notes (excluding any Notes held by BRF and its affiliates) to the Proposed Amendments.

The Exchange Offers and the New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may only be offered within the United States to qualified institutional buyers, or “QIBs” (as defined in Rule 144A under the Securities Act), and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. Any offer or sale of the New Notes in any member state of the European Economic Area which has implemented the Prospectus Directive (as defined in the Eligibility Letter described below) must be addressed to qualified investors (as defined in the Prospectus Directive).

The Exchange Offers are being made solely pursuant to the Exchange Offer Memorandum and related letter of transmittal and consent, which more fully set forth and govern the terms and conditions of the Exchange Offers. Only those holders of Existing Notes who have previously certified to us that they are eligible to participate in the Exchange Offers through the eligibility letter (the “Eligibility Letter”) we have previously distributed (“Eligible Holders”) are authorized to receive or review the Exchange Offer Memorandum or to participate in the Exchange Offers.

Noteholders who desire a copy of the Eligibility Letter should contact D.F. King & Co., Inc., the information agent for the Exchange Offers, at (800) 549-6746 (U.S. toll-free) or (212) 269-5550 (outside the United States).

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The Exchange Offers and the New Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).  The Exchange Offers and the New Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The Exchange Offers and the New Notes are not being offered into Brazil.

The Exchange Offers are not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

São Paulo, May 20, 2013

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 20, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director